SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 8-A/A

                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               Dime Bancorp, Inc.
              -----------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                  Delaware                          11-3197414
              -----------------------------------------------------
   (State of Incorporation or Organization)  (IRS Employer Identification No.)

                      589 Fifth Avenue, New York, NY 10017
              -----------------------------------------------------
          (Address of Principal Executive Offices)  (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: ____________ (if applicable).


     Securities to be registered pursuant to Section 12(b) of the Act:


         Title Of Each Class              Name Of Each Exchange On Which
         To Be So Registered              Each Class Is To Be Registered
         -------------------              ------------------------------

        Stock Purchase Rights                 New York Stock Exchange
        --------------------------        ------------------------------

        --------------------------        ------------------------------


     Securities to be registered pursuant to Section 12(g) of the Act:


              -----------------------------------------------------
                                (Title of Class)



              -----------------------------------------------------
                                (Title of Class)

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Item 1 is hereby amended and restated as follows:

         On October 20, 1995, the Board of Directors of Dime Bancorp, Inc., a Delaware corporation (the "Company"), declared a dividend payable November 6, 1995 of one right (a "Right") for each outstanding share of common stock, par value $0.01 per share ("Common Stock"), of the Company held of record at the close of business on November 6, 1995 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights are issued pursuant to a Stockholder Protection Rights Agreement, dated as of October 20, 1995 (the "Rights Agreement"), between the Company and The First National Bank of Boston ("Bank of Boston"), as rights agent. Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $0.01 per share ("Participating Preferred Stock"), for $50 (the "Exercise Price"), subject to adjustment.

         The Rights are evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time"):

          (i) the tenth business day after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person becoming an Acquiring Person, as defined below (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred); and

          (ii) the tenth business day after the first date (the "Flip-in Date") of public announcement by the Company or any Person that such Person has become an Acquiring Person, other than as a result of a Flip-over Transaction or Event, as defined below (or such earlier or later date, not beyond the thirtieth day after such acquisition, as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred);

provided, that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further, that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

         For purposes of the Rights Agreement, an Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding shares of Common Stock, other than:

          (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company;

       (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Stock solely as a result of an acquisition by the Company of Common Stock, until such time thereafter as such Person shall become the Beneficial Owner (other than by means of a dividend or stock split) of any additional shares of Common Stock;

       (iii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Stock without any plan or intent to seek or affect control of the Company if such Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests, sufficient securities such that such 20% or greater Beneficial Ownership ceases; or

       (iv) any Person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date,
     (B) shares owned by such Person and its Affiliates and Associates at the time of such grant, (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant and (D) shares which are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third persons who are not Affiliates or Associates of such Person or acting together with such Person to hold such shares, or which are held by such Person in respect of a debt previously contracted.

         The Rights Agreement provides that, until the Separation Time, the Rights are transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") would be mailed to holders of record of Common Stock at the Separation Time.

         The Rights are not exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on October 20, 2005, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to the Flip-in Date (in any such case, the "Expiration Time").

         The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

         If prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time on and after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

         Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each share of Common Stock so issuable.

         Prior to the Expiration Time, the Company may not enter into, consummate or permit to occur a transaction or series of transactions after a Flip-in Date (each, a "Flip-over Transaction or Event") in which, directly or indirectly:

          (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and either
     (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person, or

          (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company, in each case until it has entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. An Acquiring Person shall be deemed to control the Company's Board of Directors when, following a Flip-in Date, the persons who were directors of the Company before the Flip-in Date shall cease to constitute a majority of the Company's Board of Directors. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

         The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) of the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Board of Directors of the Company.

         The holders of Rights, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

         As of September 30, 1995 there were 200,000,000 shares of Common Stock authorized (of which 99,658,604 shares were issued and outstanding and 16,550,010 shares were reserved for issuance pursuant to employee benefit plans and warrants). As long as the Rights are attached to the Common Stock, the Company would issue one Right with each new share of Common Stock so that all such shares have Rights attached.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock) is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

         On May 23, 2000, the Company sent notices to (a) Fleet National Bank ("Fleet National") (as successor in interest to Bank of Boston), as the rights agent ("Rights Agent") under the Rights Agreement, (b) Fleet National, as the transfer agent for the Company's common stock, and (c) the Company's stockholders, notifying each of them that, as of June 23, 2000, Fleet National and any of its agents and assignees are removed, and The Dime Savings Bank of New York, FSB is appointed, as the Rights Agent under the Rights Agreement.


ITEM 2. EXHIBITS.

Item 2 is hereby amended and restated as follows:


Exhibit
Number              Description

(1) Rights Agreement (incorporated by reference to Exhibit (1) of the Company's Registration Statement of Form 8-A filed with the Securities and Exchange Commission on November 3, 1995 (SEC file no. 001-13094)).


(2) Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated by reference to Exhibit (2) of the Company's Registration Statement of Form 8-A filed with the Securities and Exchange Commission on November 3, 1995 (SEC file no. 001-13094)).


(3) Form of Certificate of Designation and Terms of Participating Preferred Stock, included in Exhibit B to the Rights Agreement (incorporated by reference to Exhibit (3) of the Company's Registration Statement of Form 8-A filed with the Securities and Exchange Commission on November 3, 1995 (SEC file no. 001-13094)).


(4)                 Notice to Fleet National Bank, as the rights agent.


(5) Letter agreement, dated May 23, 2000, between Dime Bancorp, Inc. and The Dime Savings Bank of New York, FSB.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        DIME BANCORP, INC.



Date: June 23, 2000                     By:   /s/ James E. Kelly
                                            ----------------------------
                                        Name:   James E. Kelly
                                        Title:  General Counsel

                             EXHIBIT INDEX



Exhibit
Number              Description

(1) Rights Agreement (incorporated by reference to Exhibit (1) of the Company's Registration Statement of Form 8-A filed with the Securities and Exchange Commission on November 3, 1995 (SEC file no. 001-13094)).

(2) Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated by reference to Exhibit (2) of the Company's Registration Statement of Form 8-A filed with the Securities and Exchange Commission on November 3, 1995 (SEC file no. 001-13094)).

(3) Form of Certificate of Designation and Terms of Participating Preferred Stock, included in Exhibit B to the Rights Agreement (incorporated by reference to Exhibit (3) of the Company's Registration Statement of Form 8-A filed with the Securities and Exchange Commission on November 3, 1995 (SEC file no. 001-13094)).

(4)                 Notice to Fleet National Bank, as the rights agent.

(5) Letter agreement, dated May 23, 2000, between Dime Bancorp, Inc. and The Dime Savings Bank of New York, FSB.